VivoSim Labs, Inc.

11555 Sorrento Valley Road, Suite 100

San Diego, CA 92121

September 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	VivoSim Labs, Inc. – Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-282841), pursuant to Rule 477 of the Securities Act of 1933, as amended

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), VivoSim Labs, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-282841), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Commission on October 25, 2024.

The Registration Statement has not been declared effective and the undersigned confirms that no securities have been or will be sold thereunder. The Company is requesting withdrawal of the Registration Statement because it has elected not to proceed with the proposed offering of shares of common stock, pre-funded warrants and common warrants at this time.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Please direct any comments or questions regarding this request for withdrawal to our outside counsel, Samantha Eldredge of Paul Hastings LLP, by telephone at (650) 320-1838 or by email at samanthaeldredge@paulhastings.com.

Sincerely,

VIVOSIM LABS, INC.

By:	/s/ Keith Murphy
Name:	Keith Murphy
Title:	Executive Chair

cc:	Samantha H. Eldredge, Esq. (Paul Hastings LLP)